

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Joseph Chen
Chairman of the Board of Directors and Chief Executive Officer
Renren Inc.
2828 N. Central Avenue, Fl 7
Phoenix, AZ 85004

> **Re: Renren Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response Dated January 3, 2023**
> **File No. 001-35147**

Dear Joseph Chen:

We have reviewed your January 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Notes to the Consolidated Financial Statements
15. Segment Information and Geographic Information, page F-51

1. Please address the following to help us further analyze your response to comment 4:
    - We note that Chime's platform was launched under your ownership in 2016, while Trucker Path's was purchased in 2017. Tell us how you considered the fact that the technologies underlying the SaaS are presumably different for Chime and Trucker Path in determining that the SaaS provided by Chime and Trucker are same or similar.
    - Provide an analysis to support your assertion that the economic characteristics of Chime and Trucker Path are similar. In this regard, you may provide revenues and gross profit and their respective trends for Chime and Trucker Path.

2. We note your response to comment 5. However, we note that your websites show that Chime offers Responsive CRM, Intelligent IDX, and Optimized Marketing and Trucker Path offers Trucker Path app, Trucker Path Dispatch, Trucker Path Command, and TruckLoads.   Please disclose the disaggregated revenues for the various products you offer.

   You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services